COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED

2008 SEP -9 A 8:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 4, 2008

Office of International Corporate Fi[redacted]
Division of Corporate Finance
Securities and Exchange Commissic
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-2990

08004773

SUPPL

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (a) a press release announcing Standard & Poor's confirms "A" rating for Commerzbank, (b) a press release announcing the change in Commerzbank Board of Managing Directors, (c) two English versions of DGAP announcements stating Commerzbank acquires Dresdner Bank and (d) the English version of DGAP release of Voting Rights announcement. These items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7230.

PROCESSED
SEP 10 2008
THOMSON REUTERS

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Michael Fruchter
Vice President and
Counsel (U.S.A.)

Christian Bergeron
Vice President
Counsel (U.S.A.)

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosures

Press release

For business editors
September 1, 2008

Standard & Poor's confirms „A" Rating for Commerzbank

Short term ratings reaffirmed

The ratings agency Standard & Poor's has confirmed Commerzbank's "A" Rating with a negative outlook. S&P short-term debt rating is reaffirmed. The rating reflects the acquisition of Dresdner Bank AG for 8.8bn Euros. The transaction will proceed in 2 steps and should be completed by the end of 2009.

Verantwortlich: Commerzbank Aktiengesellschaft
Zentraler Stab Konzernkommunikation
- Presse -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
E-mail: Pressestelle@Commerzbank.com
Internet: http://www.Commerzbank.de

Press release

For business editors
August 31, 2008

Change in Commerzbank Board of Managing Directors
Stefan Schmittmann succeeds Bernd Knobloch

The Supervisory Board of Commerzbank has today complied with the request by Bernd Knobloch to release him from his position as a member of the Board of Managing Directors of Commerzbank with effect from September 30, 2008. Bernd Knobloch is leaving the bank at his own request and by mutual agreement. "This was not an easy step. But after the successful completion of the process of integrating Eurohypo into Commerzbank, I see this as an opportunity to start a new chapter in my life."

Bernd Knobloch has been a member of the Board of Managing Directors of Commerzbank AG since April 1, 2006, and Chairman of the Board of Eurohypo AG since January 1, 2004, for which Mr Knobloch will also relinquish his responponsibilities on the September 30, 2008. He has consistently developed the expansion of Eurohypo's international business and made a major contribution towards the establishment of real estate as a separate asset class worldwide. Under his leadership, Eurohypo has become the world's largest *Pfandbrief* issuer.

"In the past few years, Bernd Knobloch has made Eurohypo one of the market leaders in real estate and public finance. We regret that Bernd Knobloch is leaving Commerzbank. I should like to thank him – personally, and on behalf of my colleagues on the Board of Managing Directors – for his hard work, and to wish him all the best in the future," said Klaus-Peter Müller, Chairman of the Supervisory Board of Commerzbank.

"A connoisseur of risk management"

The Supervisory Board has appointed Dr Stefan Schmittmann as successor to Bernd Knobloch on the Board of Managing Directors of Commerzbank. He will assume his new position on November 1, 2008. Until April this year, the 51-year-old was a member of the Board of Bayerische Hypo- und Vereinsbank AG, Munich, responsible for the commercial real estate and corporate banking divisions.. He was also a member of the Executive Committee of UniCredit Corporate Division. "Schmittmann is a proven connoisseur of the real estate markets and credit risk management. We are

Verantwortlich: Commerzbank Aktiengesellschaft
Zentraler Stab Konzernkommunikation
- Presse -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
E-mail: Pressestelle@Commerzbank.com
Internet: http://www.Commerzbank.de

very happy to welcome him to our team," said Martin Blessing, Chairman of the Board of Managing Directors of Commerzbank.

After studying business administration at St Gallen University, Schmittmann began his banking career in 1986 at what is now today HVB, the former Bayerische Vereinsbank. He held various management positions in the credit and financial control departments until he took over as joint head of the risk management division at the Munich group head office, rising to become Chief Credit Risk Officer on the divisional board five years later. As speaker of the Board of Vereins- und Westbank, Schmittmann played a major role in promoting the integration of Vereins- und Westbank AG in Hamburg into HVB. He is married, with one child.

Frank Pörschke to head Eurohypo

Dr Frank Pörschke will succeed Bernd Knobloch as the new Chairman of the Board of Eurohypo on the 1st October 2008. The Supervisory Board has with effect of August 30, 2008 appointed the 43-year-old who joined Eurohypo in his new capacity in September, 2007, and has since had particular responsibility for Eurohypo market activities in continental Europe, the UK and Latin America. "Dr Frank Pörschke is a master of all aspects of the real estate business. His years of international experience, which, in addition to financing, ranges from the development of major commercial real estate projects through to successful management of a major European real estate company, are tremendously important to Eurohypo with its global activities," said Klaus-Peter Müller, Chairman of the Supervisory Board of Eurohypo.

Frank Pörschke studied law at Hamburg University, obtaining his doctorate in law in 1991. He then joined the consulting firm McKinsey & Company. He subsequently went to the project development company, ECE Projektmanagement International, where he headed international project development until mid-2004. Before joining Eurohypo, Pörschke was Speaker for the Board of Commerz Grundbesitz Gruppe, one of the largest European real estate asset managers, which is also a member of the Commerzbank Group. Pörschke is married, with three children.

Commerzbank acquires Dresdner Bank

• Commerzbank pays approximately EUR 8.8 bn, around EUR 5 bn expected synergies • Allianz receives a payment into a trust solution for specific ABS assets for Dresdner Bank of up to EUR 975 m • EUR 1.6 bn of purchase price in cash, remainder in shares, parts of Commerzbank's asset management sold to Allianz for EUR 700 m • Placement of up to 65.4 m shares from capital increase, timing subject to markets • 9,000 full-time positions to be reduced in a socially responsible way, nearly 67,000 employees at both banks at present

Commerzbank AG and Allianz SE have agreed upon the sale of 100 % of Dresdner Bank AG to Commerzbank for approximately EUR 8.8 billion1). In addition Allianz receives a payment into a trust solution for specific ABS assets of Dresdner Bank of up to EUR 975 million. The Supervisory Boards of Commerzbank and Allianz approved the agreement in their meetings on August 31, 2008. The transaction will occur in two steps and is expected to be completed by the end of 2009 at the latest, subject to regulatory and anti-trust approvals.
The new Commerzbank will focus on the following segments: Private and Business Customers, Mittelstandsbank, Central and Eastern Europe, Corporates & Markets (including Public Finance) and Commercial Real Estate.
Commerzbank will continue with the successful business model it has developed during recent years. Its strategic positioning as a customer-oriented major provider of financial services with a focus on Germany and a strong foothold in Central and Eastern Europe will also remain intact. The Private and Business Customers, the Mittelstand businesses and the activities in Central and Eastern Europe will continue to be the key drivers for growth.
Together, Commerzbank and Dresdner Bank have nearly 67,000 employees. As a result of the combination scheduled for the second half of 2009, some 9,000 full-time positions overall will become redundant, of whom 2,500 will be outside Germany. Around 70 % of these relate to back office, control and production units, as well as in investment banking. All measures available for a socially-responsible approach will be used.
In the first step Commerzbank is expected to acquire at least 60.2 % of the Dresdner Bank shares by the start of 2009 at the latest. Allianz in turn will receive approximately 163.5 million new Commerzbank shares, representing a stake of approximately 18.4 % in Commerzbank. Based on the XETRA one month volume weighted average price (EUR 20.80 per share), these shares are worth around EUR 3.4 billion. In addition, Commerzbank will pay about EUR 1.6 billion in cash. Furthermore Commerzbank sells significant parts of its asset management activities (cominvest) to Allianz for EUR 700 m. Commerzbank in turn receives shares in Dresdner Bank.
On August 31, 2008, the Board of Managing Directors and the Supervisory Board of Commerzbank decided to issue 65,384,615 new shares, without subscription rights and with full dividend entitlement for 2008. The shares will be placed with institutional investors by means of an accelerated placement. The timing of the execution of the capital increase and the corresponding placement will be subject to market conditions. Following the first step Commerzbank assumes a capital ratio (Tier 1) in excess of 7 %.

In step two, Dresdner Bank will be merged into Commerzbank. As a result, Commerzbank will acquire Allianz's approximately 39.8 % remaining stake in Dresdner Bank. In return, Allianz will receive Commerzbank shares from a capital increase carried out as part of the merger. For this purpose an Extraordinary General Meeting is planned for the beginning of 2009. The merger is likely to be completed by the end of 2009.

Allianz's final stake will depend on the merger exchange ratio. As of today, the Commerzbank/Dresdner Bank merger ratio is to be expected within a range from 66:34 to 61:39. Following the completion of the whole transaction, a tier 1 capital ratio of 7% to 8% will be targeted, for the medium term. The midterm return on equity after tax should come at a minimum of 15 %.

Commerzbank pays approximately EUR 8.8 billion for the acquisition. In addition Allianz receives a payment into a trust solution for specific ABS assets for Dresdner Bank of up to EUR 975 million. The final amount depends on the development in value of selected portolios of Dresdner Bank. Only the amount not realised as losses will be paid to Allianz in 2018.

In future, Commerzbank will exclusively offer Allianz insurance products.

Commerzbank's previous partnership in the insurance sector with Generali will expire in 2010. In Asset Management, Allianz Global Investors will be the preferred partner of Commerzbank, hence the bank will sell significant parts of its asset management activities to Allianz.

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1) Based on the volume weighted one month average XETRA price (EUR 20.80 per share) of the Commerzbank share.

***

This release contains statements concerning the expected future business of Commerzbank, efficiency gains and synergies expected in connection with the transaction, expected growth prospects and other opportunities for an increase in value of the company as well as expected future net income per share, restructuring costs and other financial data. These forward-looking statements are based on management's current expectations, estimates and projections. They are subject to a number of assumptions and involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from any future results and developments expressed or implied by such forward-looking statements. Commerzbank has no obligation to periodically update or release any revisions to the forward-looking statements contained in this release to reflect events or circumstances after the date of this release.

This release does not constitute an offer to sell or a solicitation of an offer to buy shares of Commerzbank. Shares of Commerzbank may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Commerzbank does not intend to conduct a public offering of shares in the United States.

DGAP 31.08.2008

31.08.2008

Release of a News transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Commerzbank acquires Dresdner Bank and becomes the leading bank for private and corporate customers in Germany • Commerzbank pays approximately EUR 8.8 bn, around EUR 5 bn expected synergies • Allianz receives a payment into a trust solution for specific ABS assets for Dresdner Bank of up to EUR 975 m • EUR 1.6 bn of purchase price in cash, remainder in shares, parts of Commerzbank's asset management sold to Allianz for EUR 700 m • Placement of up to 65.4 m shares from capital increase, timing subject to markets • 9,000 full-time positions to be reduced in a socially responsible way, nearly 67,000 employees at both banks at present • Allianz will take a stake of approximately 30 %, long-term cooperation for insurance and investment products agreed upon • Martin Blessing: 'Excellent growth prospects for the new Commerzbank'
Commerzbank AG and Allianz SE have agreed upon the sale of 100 % of Dresdner Bank AG to Commerzbank for approximately EUR 8.8 billion1). In addition Allianz receives a payment into a trust solution for specific ABS assets of Dresdner Bank of up to EUR 975 million. The Supervisory Boards of Commerzbank and Allianz approved the agreement in their meetings on August 31, 2008. The transaction will occur in two steps and is expected to be completed by the end of 2009 at the latest, subject to regulatory and anti-trust approvals.

'We are taking advantage of a unique opportunity to make Commerzbank the leading bank for private and corporate customers in Germany,' said Martin Blessing, the bank's Chairman of the Board of Managing Directors. 'We are building a market leader with European significance, and are creating added value for our shareholders. At the same time, the deal will secure many attractive jobs for the long term, even though unfortunately we cannot keep all current positions.'

'This transaction is a milestone for banking consolidation in Germany and strengthens the German economy,' said Michael Diekmann, Chief Executive Officer at Allianz. 'With an approximate stake of up to 30%, Allianz will be Commerzbank's largest shareholder and will gain access to its powerful distribution network.'

'Commerzbank and Dresdner Bank are a terrific match - we have outstanding growth prospects and the most effective distribution platform in the German banking industry,' explained Blessing. 'The new Commerzbank will become an even more powerful and reliable partner for its clients.'

Commerzbank's successful business model will be continued The new Commerzbank will focus on the following segments: Private and Business Customers, Mittelstandsbank, Central and Eastern Europe, Corporates & Markets (including Public Finance) and Commercial Real Estate. Commerzbank will continue with the successful business model it has developed during recent years. Its strategic positioning as a customer-oriented major provider of financial services with a focus on Germany and a strong foothold in Central and Eastern Europe will also remain intact. The Private and Business Customers, the Mittelstand businesses and the activities in Central and Eastern Europe will continue to be the key drivers for growth. The two institutions represent strong

household brand names that will be intergrated during the course of the integration.
In the Private and Business Customers segment, the new Commerzbank will be the leading bank in Germany, with more than 11 million private clients.
Worldwide, the banks serve almost 14 million private customers. The combined number of branches totals approximately 1,540. By 2012, it will have approximately 1,200 branches. Overall, Commerzbank will own by far the strongest branch network of all banks in Germany. 'We will be even more easily accessible, we will offer an even more attractive range of products, and we want to continue to enhance our joint market share,' said Blessing.
The two banks' high net worth customer businesses complement each other.
Thanks to Dresdner Bank's strength, the new Commerzbank is able surpass its position to become the number 2 in the German market. Dresdner Bank will contribute its national and international presence in which it has recently made significant investments.
In the corporate customers segment, the leading German bank for small and medium-sized enterprises (known as Mittelstand) will also further strengthen its position. Following the acquisition, a total of approximately 100,000 corporate customers will be served. With its focus on the specific requirements of the German market, the Bank continues to be a trusted long-term partner for companies and entrepreneurs. In addition, the corporate customers business will also be combined, based on the profitable business model developed by Commerzbank.
The significance of the Commercial Real Estate segment in terms of the bank's balance sheet, will decrease following the acquisition of Dresdner Bank. As before, the bank will continue to concentrate on increasing profitability and reducing overall risk in this segment.
Corporates & Markets will in future also include the Public Finance activities and will maintain its focused, customer-driven organization and its conservative approach to risk. Dresdner Kleinwort's comparatively broader activities will be reduced. With Dresdner Bank's remaining activities and its recognized high level of competency in securities, Commerzbank continues to strengthen its position as a leading investment bank for corporate, institutional and private customers. Following the adjustments, approximately a net present value of EUR 1.4 billion in equity capital will be released and used to support the profitable growth of other segments.
No enforced redundancies until end of 2011 Together, Commerzbank and Dresdner Bank have nearly 67,000 employees. As a result of the combination scheduled for the second half of 2009, some 9,000 full-time positions overall will become redundant, of whom 2,500 will be outside Germany. Around 70 % of these relate to back office, control and production units, as well as in investment banking. All measures available for a socially-responsible approach will be used.
'We regret the job reductions, though they are unavoidable. However, only a strong bank can offer secure jobs over the long term,' said Eric Strutz, Chief Financial Officer and Chief Human Resources Officer of Commerzbank.
'We are looking for amicable solutions and will closely involve employee representatives in all of the necessary measures - this is part of our corporate culture.'
Efficiency gains and synergies far outweigh restructuring costs In the core business areas, Private and Business Customers and the Corporate

customer segments, the merger will lead to a strengthening of the market position. Alongside the efficiency gains and synergies resulting from the merger, it will also create excellent growth potential in both Germany and the rest of Europe - thus providing a decisive opportunity for Commerzbank to further enhance its market value.
The takeover is already expected to have a positive impact on EPS from 2011 onwards. Overall restructuring costs totalling EUR 2 billion will be booked in 2009. However, synergies amounting to EUR 5 billion - to be realized predominantly by 2011 - are expected to offset this initial outlay. Based on a purchase price of EUR 8.8 billion, the price/book ratio is approximately 1.0x.
Takeover will take place in two steps
In the first step Commerzbank is expected to acquire at least 60.2 % of the Dresdner Bank shares by the start of 2009 at the latest. Allianz in turn will receive approximately 163.5 million new Commerzbank shares, representing a stake of approximately 18.4 % in Commerzbank. Based on the XETRA one month volume weighted average price (EUR 20.80 per share), these shares are worth around EUR 3.4 billion. In addition, Commerzbank will pay about EUR 1.6 billion in cash. Furthermore Commerzbank sells significant parts of its asset management activities (cominvest) to Allianz for EUR 700 m. Commerzbank in turn receives shares in Dresdner Bank.
On August 31, 2008, the Board of Managing Directors and the Supervisory Board of Commerzbank decided to issue 65,384,615 new shares, without subscription rights and with full dividend entitlement for 2008. The shares will be placed with institutional investors by means of an accelerated placement. The timing of the execution of the capital increase and the corresponding placement will be subject to market conditions. Following the first step Commerzbank assumes a capital ratio (Tier 1) in excess of 7 %.
In step two, Dresdner Bank will be merged into Commerzbank. As a result, Commerzbank will acquire Allianz's approximately 39.8 % remaining stake in Dresdner Bank. In return, Allianz will receive Commerzbank shares from a capital increase carried out as part of the merger. For this purpose an Extraordinary General Meeting is planned for the beginning of 2009. The merger is likely to be completed by the end of 2009.
Allianz's final stake will depend on the merger exchange ratio. As of today, the Commerzbank/Dresdner Bank merger ratio is to be expected within a range from 66:34 to 61:39. Following the completion of the whole transaction, a tier 1 capital ratio of 7% to 8% will be targeted, for the medium term. The midterm return on equity after tax should come at a minimum of 15 %.
Commerzbank pays approximately EUR 8.8 billion for the acquisition. In addition Allianz receives a payment into a trust solution for specific ABS assets for Dresdner Bank of up to EUR 975 million. The final amount depends on the development in value of selected portolios of Dresdner Bank. Only the amount not realised as losses will be paid to Allianz in 2018.
Commerzbank is being advised by Commerzbank Corporates & Markets, Credit Suisse, JP Morgan, KPMG and Mediobanca on the acquisition of Dresdner Bank.
Distribution cooperation with Allianz
In future, Commerzbank will exclusively offer Allianz insurance products.
This will provide Allianz with access to the approximately 11 million customers of Germany's leading retail bank. Commerzbank's previous

partnership in the insurance sector with Generali will expire in 2010. In Asset Management, Allianz Global Investors will be the preferred partner of Commerzbank, hence the bank will sell significant parts of its asset management activities to Allianz.

'With Allianz, we are pleased to have a strong shareholder supporting our expansion strategy and offering attractive products for our customers,'

explained Commerzbank's Chairman of the Board of Managing Directors, Martin Blessing. 'In the future we will also distribute our products via the branches of the new bank. By doing so we further strengthen our bancassurance business,' said Michael Diekmann, Chief Executive Officer of Allianz. 'We want to accompany the new Commerzbank on its successful path as a shareholder and cooperation partner. As a shareholder we stand to benefit from its high value-added potential. As a cooperation partner we will reap the rewards of its high-performance platform in the German banking sector.'

'Together, we are taking a big step forward'

'Today, a new leading institution is being created from two strong household brand names and together, we are taking a big step forward. We will reach a new critical mass, benefit from economies of scale and underline our claim to be the leading bank in Germany,' sums up Martin Blessing, Chairman of the Board of Managing Directors. 'Going forward, the bank is also prepared to seize value-creating growth opportunities in Germany and in Europe.'

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1) Based on the volume weighted one month average XETRA price (EUR 20.80 per share) of the Commerzbank share.

***

A press conference will be held at 10:30 (CEST) on Monday, 1 September 2008 in the Auditorium of Commerzbank AG, Kaiserplatz, Frankfurt am Main. (Those in attendance should use the auditorium's entrance at Große Gallusstraße

19.) At the press conference, Michael Diekmann, Herbert Walter, Martin Blessing and Eric Strutz, will explain the transaction in detail.

***

This release contains statements concerning the expected future business of Commerzbank, efficiency gains and synergies expected in connection with the transaction, expected growth prospects and other opportunities for an increase in value of the company as well as expected future net income per share, restructuring costs and other financial data. These forward-looking statements are based on management's current expectations, estimates and projections. They are subject to a number of assumptions and involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from any future results and developments expressed or implied by such forward-looking statements. Commerzbank has no obligation to periodically update or release any revisions to the forward-looking statements contained in this release to reflect events or circumstances after the date of this release.

This release does not constitute an offer to sell or a solicitation of an offer to buy shares of Commerzbank. Shares of Commerzbank may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Commerzbank does not intend to conduct a public offering of shares in the United States.

DGAP 31.08.2008

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

04.09.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On 1 September 2008, Credit Suisse Group, Zurich, Switzerland, informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on 26 August 2008 and as of this date amounted to 3.002% (19,730,848 voting shares).

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, further pointed out that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have continued to exceed the 3% limit of the voting rights on 26 August 2008 and as of this date amounted to 3.131% (20,574,739 voting shares). Voting rights amounting to 3.111% (20,443,792 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.020% (130,947 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The voting rights of Credit Suisse Group, Zürich, Schweiz in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, also have continued to exceed the 3% limit of the voting rights on 26 August 2008 and as of this date amounted to 3.146% (20,672,013 voting shares). Voting rights amounting to 3.111% (20,447,266 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.034% (224,747 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting at the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group

DGAP 04.09.2008

END